UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C: Offering Statement
☐ Form C: Annual Report
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Sprout CF Fund, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Utah

      Date of organization
      August 30, 2019

Physical address of issuer
2912 W. Executive Pkwy., Ste. 120, Lehi, UT 84043

Website of issuer
Sproutcrowd.fund

Address of counsel to the issuer for copies of notices
Shumway Van, LLC
368 Riverside Drive, Suite 3A
St. George, Utah 84790
Attention: Chase L. Larkin, Esq.

Name of intermediary through which the offering will be conducted
Equity Door, LLC

CIK number of intermediary
0001726368

SEC file number of intermediary
007-00139

CRD number, if applicable, of intermediary
296839

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
Up to 6.00%, depending on the amount raised, as set forth in greater detail in the Issuer's Form C.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Type of security offered
Shares of Preferred Stock

Target number of Preferred Shares to be offered
1,070,000

Price (or method for determining price)
$1.00/share

Target offering amount
$200,000

Oversubscriptions accepted:
Yes

Oversubscriptions will be allocated:
First come-first served.

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 24, 2020 – which has been amended from the original date of April 24, 2020, in Issuer's Form C, hereby amended.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Preferred Shares will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Preferred Shares:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 20, 2020

FORM C-A

Sprout CF Fund, Inc.



Amendment

This Form C-A (including the cover page the "*Form C-A*") is being furnished by Sprout CF Fund, Inc., a Utah Corporation (the "*Company*," as well as references to "*we*," "*us*," or "*our*") as of April 20, 2020 (the "*Amendment Date*"), to prospective investors for the sole purpose of providing certain information about a change to the Form C of the Company.

The sole change reflected by this Form C-A to the Company's Form C is the extension of the Offering Deadline (as defined in the Form C) from April 24, 2020, to October 24, 2020. All references in the Form C to the Offering Deadline shall refer to October 24, 2020.

This change by the Company to the Offering Deadline is considered by the Company to be material and therefore, each prospective investor who has committed funds that have not previously been collected in accordance with the Company's disclosures and/or notices will have (5) five business days to reconfirm its investment in the Company or its funds will be deemed withdrawn.